July 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	SR Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-270489)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join SR Bancorp, Inc., a Maryland corporation, in requesting the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on July 13, 2023, or as soon thereafter as practicable.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

/s/ Robin P. Suskind

Name: Robin P. Suskind
Title: Managing Director

Keefe, Bruyette & Woods • 18 Columbia Turnpike, Suite 100 • Florham Park, NJ 07932

973.549.4000 • 800.342.2325 • www.kbw.com